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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         ------------------------------

                             NEOZYME II CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         ------------------------------

                             NEOZYME II CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

           CALLABLE COMMON STOCK, PAR VALUE $1.00 PER SHARE, INCLUDED
        IN UNITS TOGETHER WITH CALLABLE WARRANTS TO PURCHASE TWO SHARES
                      OF GENERAL DIVISION COMMON STOCK OF
                 GENZYME CORPORATION, PAR VALUE $.01 PER SHARE,
             AND 0.135 SHARE OF TISSUE REPAIR DIVISION COMMON STOCK
               OF GENZYME CORPORATION, PAR VALUE $.01 PER SHARE.
                         (Title of Class of Securities)

                                    G6420H11
                     (CUSIP Number of Class of Securities)

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                             NEOZYME II CORPORATION
                                  MAIN STREET
                                   ROAD TOWN
                        TORTOLA, BRITISH VIRGIN ISLANDS
                                 (809) 494-2065
                       ATTENTION: PAUL EDWARDS, PRESIDENT
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

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                                 WITH A COPY TO

                             STEVEN D. SINGER, ESQ.
                                 HALE AND DORR
                                60 STATE STREET
                                BOSTON, MA 02109

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        This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated September 27, 1996 of Neozyme II Corporation (the "Company") filed in correction with the Offer described in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.





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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


        The response to Item 9 is hereby amended in its entirety to read as follows:


EXHIBIT NO.
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Exhibit 1     --    Letter to Shareholders, dated September 27, 1996.*+
Exhibit 2     --    Offer to Purchase, dated September 27, 1996.+
Exhibit 3     --    Letter of Transmittal, dated September 27, 1996.+
Exhibit 4     --    Purchase Agreement, dated as of September 20, 1996, among Genzyme, the
                    Purchaser and the Company.(1)
Exhibit 5     --    Series 1992 Note of the Company issued to Genzyme, dated as of April 28,
                    1992.(2)
Exhibit 6     --    Technology License Agreement, dated as of April 28, 1992, between Genzyme and the Company.(2)
Exhibit 7     --    Research and Development Agreement, dated as of April 28, 1992, between
                    Genzyme and the Company.(2)
Exhibit 8     --    Amendment No. 1 to Technology License Agreement and Research Development
                    Agreement, dated as of August 11, 1993, between Genzyme and the Company.(3)
Exhibit 9     --    Purchase Option Agreement, dated as of April 28, 1992, among Genzyme and certain other parties.(2)
Exhibit 10    --    Services Agreement, dated as of April 28, 1992, between Genzyme and the
                    Company.(3)
Exhibit 11    --    Administrative Agreement, dated as of April 28, 1992, between Genzyme and the
                    Company.(2)
Exhibit 12    --    License and Development Agreement, dated August 11, 1993 between Genzyme and
                    Univax Biologics, Inc.(4)
Exhibit 13    --    Press Release issued by Genzyme on September 6, 1996.(5)
Exhibit 14    --    Press Release issued by Genzyme on September 23, 1996.(1)
Exhibit 15    --    Press Release issued by Genzyme on September 27, 1996.+


Exhibit 16    --    Opinion of Hambrecht & Quist, dated September 20, 1996.


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  * Included with Schedule 14D-9 mailed to shareholders.


  + Previously filed.


(1) Incorporated by reference from Amendment No. 2 to Genzyme's Schedule 13D relating to the Company filed with the Commission on September 24, 1996.

(2) Incorporated by reference from Genzyme's Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 (File No. 0-14680).

(3) Incorporated by reference from Genzyme's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-14680).

(4) Incorporated by reference from Univax Biologics, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 (File No. 0-19748).

(5) Incorporated by reference from Amendment No. 1 to Genzyme's Schedule 13D relating to the Company filed with the Commission on September 6, 1996.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEOZYME II CORPORATION

                                          By: /s/  PAUL M. EDWARDS
                                            ------------------------------------
                                            Paul M. Edwards
                                            President and Treasurer


Dated: October 24, 1996.